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                    JEFFERSON NATIONAL LIFE INSURANCE COMPANY

                                  Dallas, Texas
   Administrative Office: 9920 Corporate Campus Drive, Suite 1000, Louisville,
                                 Kentucky 40223
                            Telephone: (502) 587-7626

                       SECTION 403(b) ANNUITY ENDORSEMENT

This Endorsement modifies the Contract/Certificate (hereinafter called the "Contract") to which it is attached so that it may qualify as a tax-sheltered annuity (hereinafter called the "TSA") under Section 403(b) of the Internal Revenue Code of 1986 as amended (hereinafter called the "Code") and the Regulations thereunder. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The effective date of this Endorsement is the Contract Issue Date shown on the contract specifications page. The Contract is modified as follows:

1. CONTRACT OWNER. The Contract Owner must be either an organization described in Section 403(b)(1)(A) of the Code or an individual employee of such an organization. If the Contract Owner is an organization described in Section 403(b)(1)(A), then the individual employee for whose benefit the organization has established an annuity plan under Section 403(b) of the Code must be the Annuitant under the Contract. If the Contract Owner is an employee of an organization described in Section 403(b)(1)(A) of the Code, then such employee must be the Annuitant under the Contract. There shall be no Joint Contract Owners or Joint Annuitants.

2. EXCLUSIVE BENEFIT. This Contract shall be for the exclusive benefit of the Annuitant or his or her beneficiaries.

3. NON-FORFEITABLE. The interest of the Annuitant in the Contract shall be nonforfeitable.

4. NON-TRANSFERABLE. Other than in a transaction with the Company, or as provided below, the interest of the Annuitant under this Contract cannot be transferred, sold, assigned, discounted, or used as collateral for a loan (except as permitted under Section 72(p) of the Code with respect to any Loan Endorsement that may be attached to the Contract), or as security for any other purpose. These requirements shall not apply to a "qualified domestic relations order" (as defined in Section 414(p) of the Code).

5. PURCHASE PAYMENTS. Purchase Payments must be made by an organization described in Section 403(b)(1)(A) of the Code, except in the case of a rollover contribution or nontaxable transfer, as applicable, under Sections 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3), and
     457(e)(16) of the Code, including a nontaxable transfer from another contract qualifying under Section 403(b) or a custodial account qualifying under Section 403(b)(7). All Purchase Payments must be made in cash. Purchase Payments made in any manner described above may not under any circumstances include money that has already been subject to Federal Income Tax (after-tax money).

     When Purchase Payments are made pursuant to a salary reduction agreement, the maximum contribution when combined with all other plans, contracts or arrangements may not exceed the applicable limitations provided for in Sections 402(g), 403(b), 414(v), and 415 of the Code.

     If premium payments are interrupted, this Contract will be reinstated at any date prior to maturity upon payment of a premium to the Company, and the minimum premium amount for reinstatement shall be $50; however, the Company may at its option either accept additional future payments or terminate the Contract by payment in cash of the then present value of a paid up benefit if no premiums have been received for two full consecutive Contract years and the paid up annuity benefits at maturity would be less than $20 per month.

     When this Endorsement is attached to a participating Contract, any refund of premiums (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.

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6.   DISTRIBUTIONS DURING ANNUITANT'S LIFE.

     (a) Notwithstanding any provision of this TSA to the contrary, the distribution of the Annuitant's interest in the TSA shall be made in accordance with the requirements of Code Section 403(b)(10) and the regulations thereunder, the provisions of which are herein incorporated by reference. If distributions are not made in the form of any annuity on an irrevocable basis (except for acceleration), then distribution of the interest in the TSA (as determined under section 6(c)) must satisfy the requirements of Section 1.403(b) - 3 of the Income Tax Regulations, rather than paragraphs (b), (c) and (d) below and section 6.

     (b) The entire interest of the Annuitant for whose benefit the contract is maintained will commence to be distributed no later than the first day of April following the later of (1) the calendar year in which the Annuitant attains age 70 1/2 or, (2) the calendar year in which the Annuitant retires from the employer maintaining the plan (the "required beginning date") over (a) the life of such Annuitant or the lives of such Annuitant and his or her designated beneficiary or (b) a period certain not extending beyond the life expectancy of such Annuitant or the joint and last survivor expectancy of such Annuitant and his or her designated beneficiary. Distributions must be made in periodic payments at intervals of no longer than 1 year and must be either nonincreasing or they may increase only as provided in Q&As - 1 and - 4 of Section 1.401(a)(9) - 6T of the Temporary Income Tax Regulations. In addition, any distributions must satisfy the incidental benefit requirements specified in Q&A - 2 of Section 1.401(a)(9) - 6T.

     (c) The distribution periods described in paragraph (b) above cannot exceed the periods specified in Section 1.401(a)(9) - 6T of the Temporary Income Tax Regulations.

     (d) The first required distribution can be made as late as April 1 of the year following the later of (1) the calendar year the Annuitant attains age 70 1/2 or (2) the calendar year the Annuitant retires from the employer maintaining the plan, and must be the amount that is required for one payment interval. The second required distribution need not be made until the end of the next payment interval.

7.   DISTRIBUTIONS UPON DEATH.

     (a) Death On or After Required Distributions Commence. If the Annuitant dies on or after required distributions commence, the remaining portion of his or her interest will continue to be distributed under the contract option chosen prior to death.

     (b) Death Before Required Distributions Commence. If the Annuitant dies before required distributions commence, his or her entire interest will be distributed at least as rapidly as follows:

          (1) If the designated beneficiary is someone other than the Annuitant's surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Annuitant's death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of the Annuitant's death, or, if elected, in accordance with paragraph (b)(3) below.

          (2) If the Annuitant's sole designated beneficiary is his or her surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Annuitant's death (or by the end of the calendar year in which the Annuitant would have attained age 70 1/2, if later), over such spouse's life, or, if elected, in accordance with paragraph (b)(3) below. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse's death, over the spouse's designated beneficiary's remaining life expectancy determined using such beneficiary's age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph (b)(3) below. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the contract option chosen.

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          (3)  If there is no designated beneficiary, or if applicable by operation of paragraph (b)(1) or (b)(2) above, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the Annuitant's death (or of the spouse's death in the case of the surviving spouse's death before distributions are required to begin under paragraph (b)(2) above).

          (4)  Life expectancy is determined using the Single Life Table in Q&A
               - 1 of Section 1.401(a)(9) - 9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse's remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse's age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary's age in the year specified in paragraph (b)(1) or (2) and reduced by 1 for each subsequent year.

     (c) The "interest" in the TSA includes the amount of any outstanding rollover, transfer and recharacterization under Section 1.403(b) - 3 and Q&As - 7 and - 8 of Section 1.408 - 8 of the Income Tax Regulations and the actuarial value of any other benefits provided under the TSA, such as guaranteed death benefits.

     (d) For purposes of paragraphs (a) and (b) above, required distributions are considered to commence on the Annuitant's required beginning date or, if applicable, on the date distributions are required to begin to the surviving spouse under paragraph (b)(2) above. However, if distributions start prior to the applicable date in the preceding sentence, on a irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of Section 1.401(a)(9) - 6T of the Temporary Income Tax Regulations, then required distributions are considered to commence on the annuity starting date.

8. RESTRICTED DISTRIBUTIONS. Any amounts in the Contract attributable to contributions made pursuant to a salary reduction agreement after December 31, 1988, and the earnings on such contributions and on amounts held on December 31, 1988, may not be distributed unless the Annuitant has reached age 59 1/2, separated from service, died, become disabled (within the meaning of Code Section 72(m)(7)) or incurred a financial hardship as determined by the organization described in Section 1 of this Endorsement. Amounts permitted to be distributed in the event of hardship shall be limited to actual salary deferral contributions (excluding earnings thereon). Amounts may be distributed pursuant to a qualified domestic relations order to the extent permitted by Section 414(p) of the Code.

     Purchase payments made by a nontaxable transfer from a custodial account qualifying under Code Section 403(b)(7), and earnings on such amounts, will not be paid or made available before the Annuitant dies, attains age
     59 1/2, separates from service, becomes disabled (within the meaning of Section 72(m)(7)), or in the case of such amounts attributable to contributions made under the custodial account pursuant to a salary reduction agreement, encounters financial hardship. Amounts permitted to be paid or made available in the event of hardship will be limited to actual salary deferral contributions made under the custodial account (excluding earnings thereon). Amounts may be distributed pursuant to a qualified domestic relations order to the extent permitted by Section 414(p) of the Code.

9. DIRECT ROLLOVERS. The Annuitant subject to the terms of the Contract, may elect to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan (as defined in the Code and the Regulations thereunder) specified by the Annuitant. An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the Annuitant, except that an eligible rollover distribution does not include:

          (a) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for

               (1)  the life (or life expectancy) of the Annuitant, or

               (2) the joint lives (or joint life expectancies) of the Annuitant and the Annuitant's Beneficiary, or

               (3)  for a specified period of ten years of more;

          (b) any distribution required under Section 401(a)(9) of the Code and the Regulations thereunder;

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          (c)  any distribution that meets the definition of a hardship distribution as described in Section 401(k)(2)(B)(i)(IV) of the Code.

     An eligible retirement plan is any plan described in Section 402(c)(8)(B) of the Code. A direct rollover is a payment by the Company to the eligible retirement plan specified by the Annuitant, or where applicable, the Annuitant's surviving spouse.

10. ERISA. If this Contract is part of a plan which is subject to Title 1 of the Employee Retirement Income Security Act of 1974 ("ERISA"), any payments and distributions under this Contract (whether as income, as proceeds payable at the Annuitant's death, upon partial redemption or full surrender or otherwise), and any Beneficiary designation, shall be subject to the joint and survivor annuity and preretirement survivor annuity requirements of ERISA Section 205.

11. ANNUAL REPORTS. The Company will furnish annual calendar year reports concerning the status of the Contract.

12. AMENDMENTS. The Company may amend this Contract from time to time in order to continue to meet any requirements applicable to TSAs under the Code and the Regulations thereunder or ERISA. In the event that the citations pertaining to any of the Temporary Income Tax Regulations referred to in this Endorsement are changed due to actions taken by the Internal Revenue Service or the U.S. Treasury Department, this Endorsement will operate as though it were amended and updated to reflect such changes, but only with respect to the citations changed.

13. SETTLEMENT OPTION RATES. Benefit payments under any Settlement Option that utilizes sex-based rates will be based on Female Rates. Any other settlement option made available by the Company will be based on unisex rates.


                                         Signed for the Company by:

                                             /s/ Craig Hawley

                                                 Secretary

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